16014072

NITEDSTATES
ND EXCHANGE COMMISSION
ington, D.C. 20549

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FEB 29 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spire Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1840 Michael Faraday Drive #105
(No. and Street)

Reston (City) VA (State) 20190 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Brawley (703)657-6065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd (Address) Reston (City) VA (State) 20191 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Stuart Brawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spire Securities, LLC, as of Dec 31 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY ANNE STRAUSS
Notary Public
Commonwealth of Virginia
7570168
My Commission Expires Nov 30, 2017

Signature

Vice President - Finance
Title

Notary Public 02/09/2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 19, 2016

To the Board of Directors of Spire Securities, LLC
Spire Securities, LLC
1840 Michael Faraday Drive, #105
Reston, VA 20190

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Spire Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spire Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Spire Securities, LLC's management is responsible for Spire Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the trial balance supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

SCHEDULE OF ASSESSMENT AND PAYMENT

SPIRE SECURITIES, LLC

Year Ended December 31, 2015

SIPC-6 assessment - 2015	$ 427
Prior year overpayment applied	0
Payment applied (ck# 1838)	(427)
	0
SIPC-7 assessment - 2015	$ 695
SIPC-6 payment	(427)
Payment applied (ck#1885)	(268)
Overpayment carried forward	$(0)

CST Group, CPAs, PC verified that the payment was made to SIPC for the 2015 assessment.

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Financial Statements
and Supplementary Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2015

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have audited the accompanying statement of financial condition of Spire Securities, LLC as of December 31, 2015, and the related statement of income, statement of member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Spire Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital and Schedule II - Net Capital Reconciliation has been subjected to audit procedures performed in conjunction with the audit of Spire Securities, LLC's financial statements. The supplemental information is the responsibility of Spire Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital and Schedule II - Net Capital Reconciliation is fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

February 19, 2016

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

		12/31/2015
	ASSETS	
CURRENT ASSETS		
Cash and cash equivalents		$ 557,944
Prepaid expenses		140,215
Commissions receivable		186,506
Deposit held by FINRA		3,938
	TOTAL CURRENT ASSETS	888,603
OTHER ASSETS		
Deposit held by clearing organization		175,000
		$ 1,063,603

	LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES		
Commissions payable		$ 155,775
Accounts payable		9,566
	TOTAL CURRENT LIABILITIES	165,341
MEMBER'S EQUITY		898,262
		$ 1,063,603

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

		For Year Ended December 31, 2015
INCOME		
Concession and commission income		$ 5,368,605
EXPENSES		
Commission expense		3,675,413
Management fees		907,416
Operating expense		414,865
		4,997,694
	OPERATING INCOME	370,911
NON-OPERATING INCOME		
Interest income		2,772
Interest expense		(905)
		1,867
	NET INCOME	$ 372,778

See notes to financial statements.

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2014	$ 1,025,483
Net income for the year ended December 31, 2015	372,778
Less: distributions to member	(500,000)
BALANCE, DECEMBER 31, 2015	$ 898,261

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31,2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 372,778
Effects of changes in operating accounts and accruals:	
Commissions and clearing receivable	142,904
Prepaid expenses	(63,114)
Deposit held by FINRA	(992)
Accounts payable	2,520
Commission payable	(144,193)
NET CASH USED BY OPERATING ACTIVITIES	(309,903)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distribution	(500,000)
NET DECREASE IN CASH	(190,097)
Cash, beginning of the year	748,041
CASH, END OF YEAR	$ 557,944
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 905
Cash paid for income taxes	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2015

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned rather than when received. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the year ended December 31, 2015 was $4,805,864.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2014

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2015 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2015.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. In prior years, the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth, LLC allocates management fees based on the percentage of Spire Securities' gross revenues to total gross revenues of both entities. During the current year, the expense sharing agreement changed to a set rate per month for the entire year. The rate is determined at the beginning of each year based on estimated use of management services. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $0 as of December 31, 2015.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2015 was $166,566.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was 0.2269 to 1 and the Company had net capital of $728,706, which was $628,706 in excess of its required net capital of $100,000

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2015 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J – SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2015 through February 19, 2016 the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2015

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

		12/31/2015
Total member's equity		$ 898,262
Deduct: non-allowable assets		169,556
	NET CAPITAL	$ 728,706

See notes to financial statements

SCHEDULE II – NET CAPITAL RECONCILIATION

SPIRE SECURITIES, LLC

December 31, 2015

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by Spire Securities, LLC for the period ended December 31, 2015.

DIFFERENCES WITH FOCUS REPORT $ 0

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Spire Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Spire Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spire Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Spire Securities, LLC stated that Spire Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spire Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spire Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

February 19, 2016

SPIRE Securities

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 17, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Spire Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15cs-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Stuart Brawley
Vice President, Director of Finance

1840 Michael Faraday Drive, Suite 105 Reston, VA 20190
Phone: (703) 657-6060
Fax: (703-748-1372